

December 13, 2010

Ms. Rose C. Perri
Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Sq. Suite 202
Toronto, Ontario M5J2G2
Canada

Re: Generex Biotechnology Corporation
Form 10-K for the Year Ended July 31, 2009
Filed on October 14, 2009
File No. 000-25169

Dear Ms. Perri:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief